RUSH GRAPHICS LTD. ...your solution for colour printing

November 19, 2009

British Columbia Securities Commission
P.O. Box 10142, Pacific Centre
701 West Georgia Street
Vancouver, B.C.
V7Y 1L2

Dear Sirs/Mesdames:

RE: GREAT PANTHER RESOURCES LIMITED (the "Company)
MAILING ON November 19, 2009

We confirm that on the above date, the following material issued by the Company was forwarded by prepaid first class mail to all of the registered shareholders of the Company.

- Notice of Extraordinary Meeting of Shareholders
- Information Circular
- Proxy

We also confirm that the material was sent by courier on the above mentioned date to intermediaries or their agent(s) that received the Company's request for beneficial ownership information and responded in accordance with National Instrument 54-101.

Sincerely,
Rush Graphics Ltd.

Mark Pak

cc: Great Panther Resources Limited
cc: M. Michael Sikula Law Corporation
cc: Toronto Stock Exchange
cc: Macdonald Tuskey
cc: KPMG
cc: Alberta Securities Commission
cc: The Manitoba Securities Commission
cc: New Brunswick Securities Commission
cc: Prince Edward Island Securities Office
cc: Securities Commission of Newfoundland and Labrador
cc: Saskatchewan Financial Services Commission
cc: Ontario Securities Commission
cc: Nova Scotia Securities Commission